Exhibit 12.1

Computation of Earnings to Fixed Charges

	Successor	Predecessor
	2013	2013	2012	2011	2010	2009

Income from continuing operations	$7,870	$29,351	$54,429	$52,557	$69,211	$86,161

Interest charges	25,515	67,199	55,232	20,275	23,152	24,552
Losses recognized on early extinguishment of debt	—	(26,580)	(987)	—	—	—
Rental expense interest factor	1,323	2,568	3,842	3,131	3,049	3,078
Non-controlling interest	—	—	—	—	(80)	(17)

Adjusted income from continuing operations	34,708	72,538	112,516	75,963	95,332	113,774

Fixed charges
Interest charges	25,515	67,199	55,232	20,275	23,152	24,552
Losses recognized on early extinguishment of debt	—	(26,580)	(987)	—	—	—
Rental expense interest factor	1,323	2,568	3,842	3,131	3,049	3,078

Total fixed charges	$26,838	$43,187	$58,087	$23,406	$26,201	$27,630

Ratio of earnings to fixed charges (1)	1.3x	1.7x	1.9x	3.2x	3.6x	4.1x

(1)	For purposes of computing these ratios, earnings consists of income from continuing operations before income taxes, interest charges, losses recognized on early extinguishment of debt, rental expense interest factor and non-controlling interest. Fixed charges include interest charges, losses recognized on early extinguishment of debt and rental expense interest factor